UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number: 001-04307

Husky Energy Inc.
(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                                                    Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                            No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On July 27, 2010, Husky Energy Inc. issued a press release announcing the appointment of Mr. Stephen Bradley, Mr. Frederick Ma and Mr. George Magnus as Directors.  The appointments are effective immediately.  The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

By:	/s/ James D. Girgulis
Name: James D. Girgulis
Title: Vice President, Legal & Corporate Secretary

Date: July 28, 2010

Exhibit A

July 27, 2010

Husky Energy Announces Board Additions and Executive Appointment

Calgary, Alberta (July 27, 2010) – The Board of Directors of Husky Energy Inc. is pleased to announce the appointment of Mr. Stephen Bradley, Mr. Frederick Ma and Mr. George Magnus as Directors. The appointments are effective immediately.

Mr. Bradley, 52, brings extensive international diplomatic experience, having served in a number of senior roles with the British Foreign and Commonwealth Office, including as Minister, Deputy Head of Mission & Consul-General in Beijing, and Head of the West Indian & Atlantic Department.  From 2003 to 2008 he served as the British Consul-General to Hong Kong.

Mr. Ma, 58, has more than 25 years experience in the global financial services industry in Canada, the United States, United Kingdom and Hong Kong. In 2002 he left the private sector to join the Hong Kong Special Administrative Region as the Secretary for Financial Services and the Treasury.  He later became the Secretary for Commerce and Economic Development. At present, he is the Chairman and Non-Executive Director of China Strategic Holdings Ltd., a Hong Kong-listed company. He also serves as a Member of the International Advisory Council of China Investment Corporation and as an Honorary Professor in the School of Economics and Finance at the University of Hong Kong.

Mr. Magnus, 74, served for over 20 years as the Deputy Chairman of Cheung Kong (Holdings) Ltd., one of the largest property development and holding companies in Hong Kong. He is also the former Chairman of Hongkong Electric Group, which supplies all the electricity to Hong Kong Island, and former Deputy Chairman of Cheung Kong Infrastructure Ltd. and the Hutchison Whampoa Group. He continues at all of the named companies as a non-executive Director.

The Board of Directors would also like to announce that Mr. John C.S. Lau is stepping down as a Director of Husky Energy. Mr. Lau has been named President & Chief Executive Officer, Asia Pacific and will focus his efforts on building a growth-oriented oil and natural gas business in the region.  The Board continues to evaluate options for Husky Asia Pacific, including a potential spinoff.

Husky Energy is an integrated energy company headquartered in Calgary, Alberta, Canada. Husky Energy is a publicly traded company listed on the Toronto Stock Exchange under the symbol HSE. More information is available at www.huskyenergy.com.

For further information, please contact:

Investor Inquiries:

Sharon Murphy
General Manager,
Corporate Communications & Investor Relations
Husky Energy Inc.
403-298-6096

Patrick Aherne
Manager, Investor Relations
Husky Energy Inc.
403-298-6817

Media Inquiries: Graham White Corporate Communications Husky Energy Inc. 403-298-7088